CITCO-QUAKER FUND SERVICES, INC.
                         1288 VALLEY FORGE ROAD, SUIT 88
                             VALLEY FORGE, PA 19482
                               610-935-4511 PHONE
                                610-935-3775 FAX

                                                              September 5, 2003


VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

     Re:  Quaker Investment Trust
          Post Effective Amendment No. 26 - Application for Withdrawal File Nos. 33-38074 and 811-06260
          Accession No. 0001093801-03-001004
          CIK #: 0000870355
          ------------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), Quaker Investment Trust (the "Registrant") hereby requests that Post-Effective Amendment No. 26 to the Registration Statement on Form N-1A (the "Amendment"), filed on August 14, 2003 pursuant to Rule 485(a) of the Act (accession number referenced above), be withdrawn. The Amendment was intended to update certain disclosure with respect to one of the Registrant's series portfolios, the Quaker High Yield Fund (the "Fund"), whose shareholders recently approved certain changes to the Fund's investment objective, strategies and subadviser.

     The Registrant is requesting withdrawal as the prospectus contained in the Amendment was the Registrant's multi-series prospectus but, pursuant to conversations with the Staff, should have been a "stand-alone" prospectus for the Fund. The Registrant intends to file Post Effective Amendment No. 27 containing updated disclosure for the Fund in a stand-alone prospectus.

     Please contact the undersigned with any questions you may have concerning this application.

                                        Sincerely,

                                        /s/ John A. Lukan
                                        -------------------------------------
                                        John A. Lukan
                                        President and Chief Executive Officer
                                        Citco-Quaker Fund Services, Inc.
                                        Administrator to the Trust

cc:  Linda Stirling, Esquire
     Division of Investment Management